Exhibit 99.1

K-TECH SOLUTIONS COMPANY LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	September 30,	March 31,
	2025	2025
	US$	US$
Assets
Current assets:
Cash and cash equivalents	7,484,589	4,373,256
Account receivable, net	3,086,303	1,387,915
Amount due from related parties, net	1,941	-
Tax refundable	-	97,858
Prepayments, deposits and other receivable	38,293	454,700
Total current assets	10,611,126	6,313,729

Non-current assets:
Property, plant and equipment	191,881	250,821
Right-of-use assets - finance lease	240,839	328,203
Deferred tax assets	39,566	32,859
Total non-current assets	472,286	611,883

TOTAL ASSETS	11,083,412	6,925,612

Liabilities
Current liabilities:
Bank loans – current	171,043	184,334
Accounts payable	1,614,292	1,716,216
Other payables and accruals liabilities	136,437	168,170
Contract liabilities	415,597	430,735
Amounts due to related parties	157,255	450,894
Tax payable	14,238	-
Current lease liabilities under finance leases	179,201	175,315
Total current liabilities	2,688,063	3,125,664

Non-current liabilities
Bank loans	763,343	854,859
Non-current lease liabilities under finance leases	60,544	151,968
Total non-current liabilities	823,887	1,006,827

TOTAL LIABILITIES	3,511,950	4,132,491

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.0001) par value, 500,000,000 shares authorized; and 21,100,000 and 19,500,000 shares issued and outstanding at September 30, 2025 and March 31, 2025 respectively	2,110	-	*
Additional paid-in capital	5,283,446	-
Translation reserve	11,731	24,699
Retained earnings	2,274,175	2,768,422
Total shareholders’ equity	7,571,462	2,793,121
TOTAL LIABILITIES AND EQUITY	11,083,412	6,925,612

*	Amount is immaterial and below US$1.00

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

K-TECH SOLUTIONS COMPANY LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Six Months ended September 30,
	2025	2024
	US$	US$

Revenues	10,886,381	12,410,490
Cost of revenues	(9,392,926)	(10,798,640)
Gross profit	1,493,455	1,611,850

Operating expenses
Selling and distribution expenses	(140,886)	(23,623)
General and administrative expenses	(1,788,534)	(955,787)
Total operating expenses	(1,929,420)	(979,410)
Income from operations	(435,965)	632,440

Other income:
Other income	25	-
Exchange difference	37,676	18,577
Interest income, net	8,630	14,442
Total other income, net	46,331	33,019

(Loss) / Income before tax expenses	(389,634)	665,459

Income tax expenses	(104,613)	(79,484)

Net (loss) / income	(494,247)	585,975

Other comprehensive (loss) / income, net of tax
Foreign currency translation adjustment	(12,968)	18,014

Total other comprehensive (loss) / income	(507,215)	603,989

Net (Loss) / Income per share attributable to ordinary shareholders
Basic and diluted	21,100,000	19,500,000

Weighted average number of ordinary shares used in computing net income per share	(0.024)	0.0310

K-TECH SOLUTIONS COMPANY LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary share (US$0.0001 par value)			Translation	Additional paid-in	Retained	Total Stockholders’
	Number of Shares	Amount US$		reserve US$	capital US$	earnings US$	Equity US$
Balance as of April 1, 2024	19,500,000	-	*	511	-	2,280,465	2,280,976
Net income	-	-		18,014	-	585,975	603,989
Balance as of September 30, 2024	19,500,000	-	*	18,525	-	2,866,440	2,884,965

Balance as of April 1, 2025	19,500,000	-	*	24,699	-	2,768,422	2,793,121
Proceeds from initial public offering, net	1,600,000	2,110		-	5,283,446	-	5,285,556
Net loss	-	-		(12,968)	-	(494,247)	(507,215)
Balance as of September 30, 2025	21,100,000	2,110		11,731	5,283,446	2,274,175	7,571,462

*	Amount is immaterial and below US$1.00

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

K-TECH SOLUTIONS COMPANY LIMITED AND SUBSIDIARY
UNAUDITED INTERIM CONDENSED COMBINED STATEMENTS OF CASH FLOWS
(Currency expressed in United States Dollars (“US$”)

	Six months ended September 30,
	2025	2024
	US$	US$
Cash flows from operating activities:
Net (loss) / income	(494,247)	585,975
Adjustments to reconcile net income to net cash (used in)/generated from operating activities:
Income tax expenses	-	79,484
Depreciation of property, plant and equipment	57,970	58,017
Amortization of right-of-use assets	85,784	70,107
Interest income	(40,096)	(53,285)
Reversal of allowance for credit losses	-	(10,757)
Interest expenses	31,466	38,823
Unrealized foreign exchange loss/(gain)	-	(52,544)
Changes in operating assets and liabilities:
Accounts receivable	(1,704,317)	(1,964,310)
Prepayments, deposits and other receivables	414,465	(131,789)
Amount due from related parties	(1,941)	-
Accounts payable	(94,593)	668,348
Other payables and accrued liabilities	(31,014)	206,564
Contract liabilities	(13,298)	(82,103)
Amounts due to related parties	(291,729)	719,695
Income tax received / (paid)	104,845	(94,470)
Net cash (used in) / generated from operating activities	(1,976,705)	37,755

Cash flows from investing activities:
Purchase of property, plant and equipment	(221)	-
Interest received	40,096	53,285
Net cash generated from investing activities	39,875	53,285

Cash flows from financing activities:
Advances from related parties	—	247,796
Repayments to related parties	—	(514,701)
Issue of shares – APIC	5,283,446	-
Issue of shares	2,110	-
Proceeds from bank borrowings	-	598,969
Repayments of bank borrowings	(100,368)	(87,993)
Interest paid on bank borrowings	(23,934)	(32,063)
Payments of principal portion of lease liabilities	(93,672)	(60,668)
Payments of interest portion of lease liabilities	-	(6,760)
Net cash generated from financing activities	5,067,582	144,580

Net change in cash and cash equivalent	3,130,752	235,620
Effect of exchange rate changes on cash and cash equivalents	(19,419)	14,072
BEGINNING OF YEAR	4,373,256	5,385,536
END OF YEAR	7,484,589	5,635,228

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash refund for income taxes	104,845	94,470
Cash paid for interest	23,934	32,063

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

K-TECH SOLUTIONS COMPANY LIMITED AND ITS SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

For the six months ended September 30, 2025 and 2024 (Unaudited)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

K-Tech Solutions Company Limited (the “Company”), was incorporated in the British Virgin Islands (“BVI”) with limited liability under Companies Act on December 2, 2024. The registered office of the Company is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

The Company is controlled by Kwok Yiu Keung, Kwok Yiu Fai and Kwok Yiu Wah. Kwok Yiu Keung, Kwok Yiu Fai and Kwok Yiu Wah are referred to as the controlling shareholders.

The Company is principally engaged in design, development, testing and sales of a diverse portfolio of toy products ranging from simple plastic toy products to more complex electromechanical toy products in Hong Kong through its direct wholly owned subsidiary that is incorporated and domiciled in Hong Kong, namely K-Mark Technology Limited (“K-Mark Technology”).

Details of the Company are set out in the table as follows:

	Date of	Percentage of effective ownership		Place of	Principal
Name	incorporation	2025	2024	incorporation	activities
K-Tech Solutions Company Limited	December 2, 2024	Parent	Parent	British Virgin Islands	Investment holdings
K-Mark Technology Limited	November 4, 2016	100% (Direct)	100% (Direct)	Hong Kong	Design, development, testing and sales of diverse portfolio of toy products

Reorganization

The Company was incorporated in the BVI on December 2, 2024, and is a holding company with no material operations. K-Mark Technology Limited was incorporated in Hong Kong as a limited liability company.

On December 30, 2024, as part of the reorganization, the Company acquired K-Mark Technology Limited. As a result, K-Mark Technology Limited became a direct wholly owned subsidiary of the Company.

During the years presented in these consolidated and combined financial statements, the control of these entities has been demonstrated by Kwok Yiu Keung, Kwok Yiu Fai and Kwok Yiu Wah, as joint owners, as if the Reorganization had taken place at the beginning of the earlier date presented. Accordingly, the combination has been treated as a corporate restructuring of entities under common control and thus the current capital structure has been retrospectively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a consolidated basis for all periods to which such entities were under common control. The combination of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated and combined financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying combined financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying combined financial statements and notes.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

We are an “emerging growth company”, as defined in the Jumpstart Our Business Startup Act (“JOBS Act”) and will remains an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO; (b) in which we have total annual gross revenue of at least US$1.235 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Shares that is held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter, and (ii) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior 3-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s ICFR. If we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides an emerging growth company with the permission to delay adopting new or revised accounting standards until such time as those standards apply to provide companies. We do not plan to opt-out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective date.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company”, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our reporting is not as transparent as the reporting of other companies in our industry. Such differences may prevent us from raising additional capital in the public market as and when we need it.

Compliance with these rules and regulations increase our legal and financial compliance costs and makes some corporate activities more time consuming and costly. After we are no longer an “emerging growth company”, or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Osley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainly the amount of additional cost we may incur or the timing of such costs.

Basis of Presentation and Principles of Consolidation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The combined financial statements include the financial statements of the Company and its wholly owned subsidiary. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including, but not limited to, those related to the determination of the useful lives of property, plant and equipment, incremental borrowing rate applied in lease accounting, current expected credit loss of receivables. These estimates and assumptions are based on the Company’s historical results and management’s future expectations. Actual results could differ from those estimates. Changes in facts and circumstances may cause the Company to revise its estimates.

Measurement of credit losses on financial instruments

Effective October 1, 2020, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” using the modified retrospective approach for accounts receivable. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Foreign Currencies

The accompanying combined financial statements are presented in United States dollars (“US$” or “$”). The functional currency of the Company is the local currency of the country in which the subsidiaries operate, which is Hong Kong Dollar (“HKD”). Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the combined statements of operations and comprehensive income.

The exchanges rates used for translation from Hong Kong dollar to USD are ranging from 7.77 and 7.85, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for both 2024 and 2025.

	For the six months ended September 30,
	2025	2024
Period-end HKD: US$ exchange rate	7.79742	7.77150
Period average HKD: US$ exchange rate	7.78124	7.80502

3. GOING CONCERN

During the period ended September 30, 2025, the Group incurred a net loss of $494,247 and negative cash flows from operating activities of $1,976,705, which are indicators that raise substantial doubt about the Group's ability to continue as a going concern. Management has considered these conditions together with the following mitigating factors: the Group maintains positive net assets of $7,571,462 as of September 30, 2025, and Mr. Kwok Yiu Keung, a significant shareholder of the Group, has confirmed his unconditional commitment to provide full financial support to the Group, as and when required, for a period of not less than twelve months from the date of issuance of these financial statements. Having regard to the above, management is satisfied that the substantial doubt about the Group's ability to continue as a going concern has been alleviated, and these financial statements have been prepared on a going concern basis. Accordingly, in line with PCAOB AS 2415, no additional going concern procedures were necessary and no related disclosures or auditor reporting modifications are required.

4. REVENUE

A summary of the Company’s revenue disaggregated by major service lines and timing of revenue recognition of the years ended September 30, 2024 and 2025, respectively, are as follow:

	Six months ended September 30,
	2025	2024
	US$	US$
Sales of finished goods	10,677,578	12,048,933
Sales for tooling	208,803	361,557

Total	10,886,381	12,410,490

In accordance with ASC 280, Segment Reporting (“ASC 280”), the Company has one reportable business segments. Sales are based on the countries in which the customers are from overseas including United States of America, United Kingdom and Europe. Summarized financial information concerning our geographic segments is shown in the following tables:

	Six months ended September 30,
	2025	2024
	US$	US$
United States of America	6,057,749	10,525,541
United Kingdom	977,436	1,021,999
Europe	3,851,196	695,628
Others	-	167,321

Total	10,886,381	12,410,490

5. INCOME TAXES

Pursuant to the current rules and regulations, BVI currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the BVI.

The Company is subject to Hong Kong profits tax at a rate of 16.5% on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HKD2 million and 16.5% for any assessable profits in excess of HKD2 million.

The provision for income taxes consisted of the following:

	Six months ended September 30,,
	2025	2024	2023
	US$	US$	US$
Current tax	111,446	86,900	96,803
Deferred income tax expenses	(6,833)	(7,416)	(6,823)
Income tax expenses	104,613	79,484	89,980

6. OTHER INCOME, NET

	Six months ended September 30,
	2025	2024
	US$	US$
Bank interest income, net	8,630	14,442
Exchange difference	37,676	18,577
Miscellaneous income	25	-

	46,331	33,019

7. GENERAL AND ADMINISTRATIVE EXPENSES

The following table sets forth the breakdown of our general and administrative expenses for the six months ended September 30, 2025 and 2024:

	For the six months ended September 30,
	2025	2024
	US$	US$
Professional expense (note)	1,110,688	126
Depreciation and 10mortization expense	143,754	128,124
Payroll expense	211,388	271,505
Staff welfare	1,929	1,158
Insurance expense	8,162	7,575
Auditor’s remuneration	117,695	321,716
Electricity & water	4,330	4,165
Motor expense	1,047	1,081
Sundry expenses	27,225	21,005
Travel expenses and entertainment	137,548	141,576
Bank charges	11,533	10,715
Reversal of expected credit loss	-	10,757
Rental expenses	13,235	36,284

	1,788,534	955,787

Note: the professional expenses increased by $1,110,562 from $126 for the six months ended September 30, 2024 to $1,110,688 for the year ended September 30, 205, mainly due to the listing expenses incurred in the six months ended September 30, 2025.

8. DIVIDENDS

No dividend was approved and declared during the six months ended September 30, 2025 and 2024.

9. AMOUNTS DUE FROM/(TO) RELATED PARTIES

Name of related parties	Relationship	As of September 30, 2025	As of March 2025
		US$	US$
K-Mark Industrial Limited	Related company with common directors and shareholders	(501)	(503)
Bright Forward Technology Limited	Related company with common directors and shareholders	(152,900)	(446,519)
Kwok Yiu Keung	Shareholder of the Company	1,941	-
Kwok Yiu Keung	Director and shareholder of the Company	(3,854)	(3,872)
		(155,314)	(450,894)

	As of September 2025	As of March 2025
	US$	US$
	(Unaudited)	(Audited)
Representing:
Amounts due from related parties	1,941	-
Amounts due to related parties	(157,255)	(450,894)
	(155,314)	(450,894)

The amounts due from/(to) related parties are unsecured, interest-free and repayable on demand.

10. SUBSEQUENT EVENTS

In accordance with ASC topic 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated and combined financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2025, up through the date the Company issued the unaudited consolidated and combined financial statements.

On February 26, 2026, K-Tech Solutions Company Limited (the “Company”) entered into a memorandum of understanding (the “Memorandum of Understanding”) with Boardware Intelligence Technology Limited, the shares of which are listed on the Hong Kong Stock Exchange Limited (stock code: 1204) (“Boardware”), to establish cooperation framework in the development of Boardware’s Brain Computing Interface projects, the Barco Ecosystem and Barco hardware wearables.

On February 26, 2026 , K-Mark Technology Ltd, a subsidiary of K-Tech Solutions Company Limited (the “Company”) incorporated in Hong Kong, entered into a strategic joint venture agreement and a supplemental joint venture agreement (together the “Joint Venture Agreements”), respectively, with Aurora AZ Energy Ltd. (“Aurora”), a company incorporated in Calgary, Canada, to form a joint venture to develop, own, finance, construct, operate and maintain crypto mining, artificial intelligence, and high-performance computing data centers. The joint venture will launch at Aurora’s flagship site in Alberta, where the partnership is structured across several phases that together establish a roadmap to deploy over 100MW and up to 500MW of IT capacity.